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                           January 21, 2022

       Victoria Grace
       Chief Executive Officer
       Pivotal Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Centre
       Dubai, United Arab Emirates

                                                        Re: Pivotal Holdings
Corp
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-4
                                                            Filed December 23,
2021
                                                            File No. 333-259800

       Dear Ms. Grace:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       Q: What is the PIPE Financing?, page iii

   1. Please briefly describe the "social and environmental policies and practices, certain corporate governance
and compliance matters and use of proceeds" conditions to the additional PIPE
Financing with EBRD. As a related matter, we note your disclosure that
                                                        "EBRD will be permitted
to terminate its Additional PIPE Subscription Agreement if the
                                                        Board of Governors of
EBRD determines that access by Egypt to EBRD's resources
                                                        should be suspended or
otherwise modified." Please clarify the significance of Egypt's access to EBRD's
resources as it relates to ERBD's ability to participate in the PIPE
 Victoria Grace
FirstName  LastNameVictoria Grace
Pivotal Holdings Corp
Comapany
January 21,NamePivotal
            2022       Holdings Corp
January
Page 2 21, 2022 Page 2
FirstName LastName
         financing.
2. We note your disclosure that "under the terms of one of the other Additional PIPE
         Subscription Agreements, representing an aggregate purchase price of $2.0 million, the applicable Additional PIPE Investor is entitled to satisfy its obligations to purchase
         Holdings Common Shares A by purchasing SPAC Class A Ordinary Shares in open market transactions or private purchases and agreeing not to exercise redemption
         rights with respect to such [securities]." Please identify the PIPE Investor.
3. We note your disclosure that "it is possible that the closing of the sale of Holdings
         Common Shares A under EBRD's PIPE Subscription Agreement does not occur until after the Closing or at all," and that "[t]he purpose of the PIPE Financing is to raise additional capital for use by the post-combination company following the Closing." Please revise your risk factor section to discuss the potential risks to your post-combination company if you are unable to close this PIPE transaction.
Forward Purchase Agreement, page 8

4. We note your response to comment 7, including your discussion of the transactions related to the Forward Purchase Agreement. We are not persuaded by your response. In this regard, it appears that the Forward Counterparty is a "covered person" pursuant to Rule
         14e-5(c)(3)(iv), and the arrangement to buy securities pursuant to the Forward Purchase
         Agreement has occurred during the offering period. Therefore, it appears that this transaction does not comply with Rule 14e-5. Please advise.
5. Please amend your disclosure to provide additional detail regarding the Forward Purchase
         Agreement. In your amended disclosure, please address the following issues:

                Please identify the Forward Counterparty, and disclose whether and to what extent the Forward Counterparty has additional interests in the business combination.
              Please amend your disclosure to clearly describe the benefits the Forward
              Counterparty will receive under the Forward Purchase Agreement.

                Please clearly and prominently disclose the benefits to the Sponsor and its affiliates of executing the Forward Purchase Agreement, including whether and to what extent these agreements ensure that the business combination will be approved, that there is a sufficient amount of cash in the SPAC's trust account, and/or that the benefits to the
              Sponsor if the agreement ensures completion of the business combination.

                Please amend your "Questions and Answers" disclosure to discuss the material terms of the Forward Purchase Agreement, including the Prepayment Amount, that the company will reimburse the Forward Counterparty up to 50% of the fees it will pay to buy shares in the market, and any other costs to the company of these arrangements. In your discussion, please address that this arrangement will result in another cost particular to the de-SPAC process that would not be anticipated in a
 Victoria Grace
Pivotal Holdings Corp
January 21, 2022
Page 3
              traditional IPO. As a related matter, please disclose in your Questions and Answers the risks to your financial condition and the value of your shares if you are required to reimburse the Forward Counterparty for any expenses, and as a result of paying the
              Prepayment Amount.

                Please amend your Questions and Answers Section to disclose whether the Forward
              Counterparty has agreed to vote in favor of the business combination pursuant to the
              Forward Purchase Agreement, and quantify the minimum and maximum percentages of shares that would be voted in favor of the business combination pursuant to the
              Forward Purchase Agreement, as applicable. Please also disclose whether the business combination can be approved without the Forward Purchase Agreement.
              Make conforming changes to your risk factor disclosure, where appropriate.

                Please provide an estimate of the maximum Prepayment Amount. Background of the Business Combination, page 109

6. Please amend your "Background of the Business Combination" discussion to include a discussion of the additional PIPE financings and the Forward Purchase Agreement, including the positions of each party and negotiations related to the terms of these agreements.
Potential Purchases of SPAC Public Shares, page 139

7.       We note your disclosure that "Sponsor, SPAC   s directors, officers or
advisors or any of
         their respective affiliates may privately negotiate and enter into transactions with owners of SPAC Public Shares and others to provide them with incentives to not redeem their shares, acquire public shares or vote their public shares in favor of the Business
         Combination Proposal." Please confirm that you will disclose prior to your meeting date the number of shares that would have been redeemed but will not be redeemed pursuant to the relevant arrangements or incentives. Please also confirm that you will disclose any arrangements with shareholders to purchase shares, including a detailed description of the terms of these arrangements, including the material terms of share acquisitions, whether the company will be obligated to buy back shares in any way, and the costs to the company of incentivizing these share purchases.
Group Structure, page 212
FirstName LastNameVictoria Grace
8. Please file the interim management agreement with the Jordanian national persons holding
Comapany    NamePivotal
       equity              Holdings
              in Swvl Jordan   as an Corp
                                     exhibit to your registration statement, or
tell us why you
Januarybelieve youPage
        21, 2022    are not
                         3 required to do so.
FirstName LastName
 Victoria Grace
FirstName  LastNameVictoria Grace
Pivotal Holdings Corp
Comapany
January 21,NamePivotal
            2022       Holdings Corp
January
Page 4 21, 2022 Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
SWVL
Recent Developments, page 217

9. Please revise your registration statement to provide context for the preliminary revenue for the three months ended September 30, 2201, including qualitative and quantitative disclosure, by providing estimates for other financial statement line items during the same period, such as costs and expenses, that would balance your disclosure. In this regard, a single financial measure may be considered an incomplete picture of your results of operations or financial condition. As a related matter, please expand your narrative disclosure to provide additional context for the preliminary financial information and metric, Total Bookings, included in this section. Your discussion should address whether trends evidenced in the preliminary financial results are consistent with the trends discussed in Management's Discussion and Analysis of Financial Condition and Results of
         Operations.

Key Business and Non-IFRS Measures, page 231

10. We note your response to prior comment 13. Please provide further information with respect to the information used to calculate your measure of cost per seat.

                Please explain how you calculate captain costs, which you describe as amounts paid to drivers for operating your routes on your platform, and compare it to the amount you recognize as a cost to transport your riders in accordance with IFRS as issued by the IASB.

                We note that your measure of captain costs excludes captain bonuses and deductions, incentive payments and tolls and fines. Please tell us the amount of these costs and why they have been excluded from your measure.

                Please tell us in detail how and where captain costs and total number of seats is captured and supported in your internal systems and communications with your drivers.

                Please tell us the difference between total number of seats and the total number of rides booked by riders used to determine total bookings.
11. We note your response to prior comment 14. We note that you disclose Total Bookings and Total Ticket Fares and indicate that these are key business or operating measures that you use to evaluate your business, identify trends affecting your business, formulate plans and make strategic decisions. Please tell us in detail how and where this information is captured in your internal systems and whether or not these amounts are readily visible to your customer, which you have identified as the rider.
 Victoria Grace
Pivotal Holdings Corp
January 21, 2022
Page 5
Management's Discussion and Analysis of Financial Condition and Results of Operations of
SPAC, page 256

12. Please update your Liquidity and Results of Operations disclosures to include the
         September 30, 2021 period.
Executive Compensation, page 262

13. Please update your disclosure to include Swvl's executive compensation for its most recently completed fiscal year. See Item 6.B. of Form 20-F.
Beneficial Ownership of Securities, page 289

14. We note your response to comment 16. Please amend your filing to include the substance of your response as disclosure.
       You may contact Scott Stringer at (202) 551-3272 or Angela Lumley at
(202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jennifer Lopez-Molina at (202) 551-3792 with any other questions.



FirstName LastNameVictoria Grace                             Sincerely,
Comapany NamePivotal Holdings Corp
                                                             Division of
Corporation Finance
January 21, 2022 Page 5                                      Office of Trade &
Services
FirstName LastName